As filed with the Securities and Exchange Commission on December 29, 2021	Registration No. 333-100207 Registration No. 811-09002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. 36	[X]
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

Separate Account N
(Exact Name of Registrant)

ReliaStar Life Insurance Company
(formerly Separate Account One of Northern Life Insurance Company)
(Name of Depositor)

20 Washington Avenue So.
Minneapolis, MN 55401
(Address of Depositor's Principal Executive Offices) (Zip Code)

(612) 372-5507
(Depositor's Telephone Number, including Area Code)

Peter M. Scavongelli
Assistant Vice President and Senior Counsel
Voya Financial, Inc.
One Orange Way, Windsor, CT 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective:

_______	immediately upon filing pursuant to paragraph (b) of Rule 485
___X___	On January 27, 2022 pursuant to paragraph (b) of Rule 485
_______	60 days after filing pursuant to paragraph (a)(1)
_______	on _______ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

___X___	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Flexible Premium Individual Fixed and Deferred Annuity Contracts

EXPLANATORY NOTE

This Post-Effective Amendment No. 36 to the Registration Statement on Form N-4 is being filed pursuant to paragraph (b)(1)(iii) of Rule 485 under the Securities Act of 1933 (the "1933 Act") for the sole purpose of designating a new effective date for the previously filed Post-Effective Amendment No. 34 to the Registration Statement filed on October 27, 2021.

Post-Effective Amendment No. 35 was filed pursuant to paragraph 485(b)(1)(iii) of Rule 485 under the 1933 Act on November 29, 2019 (Accession No. 0000942323-21-000016).

This Post-Effective Amendment No. 36 incorporates by reference the information contained in Parts A, B and C of Post-Effective Amendment 34 to the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 29th day of December 2021.


SEPARATE ACCOUNT N OF
RELIASTAR LIFE INSURANCE COMPANY
(Registrant)

By: RELIASTAR LIFE INSURANCE COMPANY
(Depositor)

By: <u>Robert L. Grubka*</u>
Robert L. Grubka
President
(principal executive officer)


As required by the Securities Act of 1933, this Post-Effective Amendment No. 36 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
<u>Robert L. Grubka*</u> Robert L. Grubka	Director and President (principal executive officer)	
<u>Michael R. Katz*</u> Michael R. Katz	Director and Chief Financial Officer (principal financial officer)	
<u>Heather H. Lavallee*</u> Heather H. Lavallee	Director	December 29, 2021
<u>Francis G. O'Neill*</u> Francis G. O'Neill	Director	
<u> </u> Mona Zielke	Director	
<u>Charles P. Nelson*</u> Charles P. Nelson	Director	
<u>Michael S. Smith*</u> Michael S. Smith	Director	
<u>C. Landon Cobb, Jr.*</u> C. Landon Cobb, Jr.	Chief Accounting Officer (principal accounting officer)	

By: <u>/s/ Peter M. Scavongelli</u>
       Peter M. Scavongelli
       *Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit
99.16	Powers of Attorney